PILLSBURY WINTHROP SHAW PITTMAN LLP

2300 N St. NW

Washington, DC 20037

June 19, 2013

By EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Myra Moosariparambil
Craig Arakawa
Tiffany Piland
James Lopez
John Reynolds

Re:	U.S. Silica Holdings, Inc.
Form 10-K for the year ended December 31, 2012
Filed February 26, 2013
File No. 001-35416

Ladies and Gentlemen:

This letter is in reference to the comment letter received by our client, U.S. Silica Holdings, Inc. (the “Company”), dated June 10, 2013 regarding the above-captioned filing. The Company’s draft response is underway. In accordance with the terms of the comment letter, we hereby advise you within 10 business days of the date thereof that the Company’s full response will be submitted via EDGAR no later than July 3, 2013, and we respectfully request your assent to that timeframe.

If you would like to discuss this matter, please do not hesitate to contact me at 202-663-8364.

Thank you for your courtesy and cooperation.

Sincerely,

/s/ Justin J. Bintrim

Justin J. Bintrim, Esq.
Pillsbury Winthrop Shaw Pittman LLP